April 10, 2006

Zann Corp.

Re:	Resignation as Vice President and Director

Ladies and Gentlemen:

I hereby resign as Director and Vice President of Zann Corp. (the “Company”) effective as of the date hereof.

Very truly yours,

Robert Simpson